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November 15, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams, Attorney-Advisor

Re:	Seanergy Maritime Holdings Corp.
Amendment No. 2 to Registration Statement on Form F-1
Filed November 14, 2017
File No. 333-221058

Dear Mr. McWilliams:
Reference is made to the registration statement on Form F-1 (the "Registration Statement") of Seanergy Maritime Holdings Corp. (the "Company") that was filed with the U.S. Securities and Exchange Commission (the "Commission") on October 20, 2017.  By letter dated November 6, 2017 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.  On behalf of the Company, we submitted the Company's responses to the First Comment Letter on November 8, 2017, and Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which responded to the Staff's comments contained in the First Comment Letter, was also filed with the Commission via EDGAR on November 8, 2017.  By letter dated November 13, 2017 (the "Second Comment Letter"), the Staff provided the Company with its comments to Amendment No. 1. On behalf of the Company, we submitted the Company's responses to the Second Comment Letter on November 14, 2017, and Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which responded to the Staff's comments contained in the Second Comment Letter, was also filed with the Commission via EDGAR on November 14, 2017. By letter dated November 14, 2017 (the "Third Comment Letter"), the Staff provided the Company with its comments to Amendment No. 2.
Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which responds to the Staff's comments contained in the Third Comment Letter, is today being filed with the Commission via EDGAR.
The following numbered paragraph corresponds to the numbered paragraph in the Third Comment Letter.

U.S. Securities and Exchange Commission
November 15, 2017

Prospectus Cover page
1.
We note your response to our prior comment 1. In the first sentence following the table, please indicate the number of additional common shares subject to the underwriter's over-allotment option. Refer to Rule 430A and to Item 501(b)(2) of Regulation S-K.

In response to the Staff's comment, the Company has revised the cover page of the prospectus in Amendment No. 3 to indicate the number of additional common shares subject to the underwriter's over-allotment option.
If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1223 (wolfe@sewkis.com) or Will Vogel at (212) 574-1607 (vogel@sewkis.com).

Very Truly Yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Name:	Gary J. Wolfe, Esq.